April 29, 2013

Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:    Ryder System, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 14, 2013
File Number: 001-04364

Dear Ms. Shenk:

On behalf of Ryder System, Inc. (“Ryder”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 11, 2013. For ease of reference, we have included the Staff's comments in their entirety in italicized text preceding each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
Note 14. Income Taxes, Like Kind Exchange Program, page 77

1.
We note effective April 1, 2012, that you temporarily suspended the like-kind exchange program. Please tell us and disclose the reason for suspending this program and the impact of this suspension on your tax provision and cash flows (for example, taxes currently payable and restricted cash) for fiscal 2012 and future periods expected to be affected. Also, tell us and disclose whether you intend to reinstitute this program and when, and the factors upon which you will base your decision. Additionally, tell us and disclose if suspension of this program impacted or is expected to impact your capital program, and the degree of the impact, including retention, aging and depreciation of the affected assets.

In 2006, we implemented a like-kind exchange (LKE) program (“the Program”) for certain of our revenue earning equipment that allows us to defer tax gains on the sale of eligible vehicles. The Program includes certain process requirements regarding the purchase and sale of our vehicles in order to obtain tax deferral treatment. On April 1, 2012, we temporarily stopped utilizing the LKE Program for the purchase and sale of vehicles. Our decision to temporarily suspend the Program was based on the following:

•	The process utilized for the purchase and sale of vehicles under the LKE Program did not conform to processes required for a state tax planning alternative being evaluated.

•	Additionally, we were in a significant net operating loss (NOL) position for tax purposes and were not realizing any incremental cash tax benefits from the LKE Program.

•
Finally, and to a lesser extent, in the ordinary course of the Program, we have cash that is held and restricted for the purchase of vehicles. As of April 1, 2012, there was $19M of restricted cash that could be utilized for other purposes.

The suspension of the Program did not impact our 2012 tax provision because we were in a NOL position. The restricted cash of $19M was released and used for other general purposes. Additionally, the suspension of the Program did not impact our 2012 capital program.

During late 2012, we completed our evaluation of other tax planning alternatives and modified the administrative procedures associated with the LKE Program to be consistent with our state tax planning requirements. Consequently, on January 1, 2013, we reinstituted the LKE Program.

In response to the Staff's comment, in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on April 23, 2013, within Note (K) Income Taxes, we included the following disclosure:

“During 2012, we were in a net operating loss position for tax purposes and were not realizing any benefits from the like kind exchange program. We also had restricted cash in the program that could be used for other purposes. As a result, in the second quarter of 2012, we temporarily ceased utilizing the program while we restructured the processes relating to the purchase and sale of our vehicles and evaluated other tax planning alternatives. Although these actions did not impact our 2012 tax provision or capital spending program, our cash flows increased $19 million from the release of the program's restricted cash. In the first quarter of 2013, once we had completed our restructuring and evaluation, we reinstated our like-kind exchange program and expect to realize cash tax benefits in future periods.”

Note 23. Share-Based Compensation Plans, page 88

2.
We note from exhibits included with forms filed with the commission during 2012 that performance based restricted stock rights, restricted stock rights and stock options or stock appreciation rights awards granted in 2012 appear to have dividend equivalent rights. In regard to performance based restricted stock rights and restricted stock rights, cash is paid equal to the aggregate dividends paid on a share during the period from the date of grant of the award until the date the shares underlying the award are delivered. In regard to stock options or stock appreciation rights, dividend equivalents may accrue on such unvested awards and be paid to the extent the shares vest. Please disclose these features of the 2012 awards. With respect to these features, please explain to us your accounting and reporting and the basis for such, including your consideration of ASC 710-10 and 260-10.

Prior to 2012, performance-based restricted stock rights and restricted stock rights had dividends paid as declared. These dividends constitute a non-forfeitable dividend right and are considered participating securities for which we apply the two-class method of computing earnings per share.

Beginning in 2012, the performance-based restricted stock rights (PBRSRs) and restricted stock rights (RSRs) granted to employees have dividend equivalent rights but do not grant the employee any rights as a shareholder, including any right to receive dividends, until the shares vest and are actually delivered.

The PBRSRs contain a market condition that is segmented into three equal performance periods of one, two and three years. The award may be earned based on Ryder's total shareholder return (TSR) compared to the TSR of the S&P 500 during the applicable performance period. Employees receive the shares at the end of the third performance period, provided that they are continuously employed during the three-year period.

The restricted stock rights (RSRs) vest at the end of a three-year period regardless of company performance. Employees receive the shares provided that they are continuously employed during the three-year period.

If and when the underlying awards vest (i.e. at the end of the three-year period), Ryder will make a cash payment equal to the aggregate dividends paid on a share during the three-year performance period. In response to the Staff's comment, in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on April 23, 2013, within Note (E) Earnings per Share, we disclosed that “Dividends on nonvested stock granted after 2011 are not paid unless the award vests.” In future filings, we will also include this disclosure in our Share-Based Compensation Plans footnote.

For PBRSRs, we accrue dividends on the portion of the award that is expected to vest. At the end of each performance period, we assess whether the market condition for the shares for that year have been met. If the market condition is met, we make an estimate of forfeitures (consistent with the estimate used for recording the compensation cost on the award) and accrue the dividends against retained earnings in accordance with ASC 718-10-55-45. At December 31, 2012, we did not accrue dividends for PBRSRs as the 2012 market condition was not met.

For RSRs, dividends should be accrued against retained earnings as declared with an estimate of forfeitures consistent with the estimate used for recording the compensation cost on the award. In the first quarter of 2013, we accrued all dividends on the 2012 and 2013 RSR awards. The unrecorded accrual as of December 31, 2012 was $138,000 which we believe is not material.

Although permitted under the Ryder System, Inc. 2012 Equity and Incentive Compensation Plan, we have not historically granted dividends on stock options nor have we granted stock appreciation rights.

We do not consider the 2012 PBRSRs and RSRs to be participating securities as described in ASC 260-10-45-61A because the dividend right is forfeitable. Additionally, we believe our accounting for PBRSRs and RSRs is consistent with the principles in ASC 710-10 for compensated absences.

*****

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-4290 or fax at (305) 500-7915.

Very truly yours,

/s/ Cristina A. Gallo-Aquino

Cristina A. Gallo-Aquino
Vice President and Controller
Ryder System, Inc.

cc: Richard Deas, PricewaterhouseCoopers, LLP Partner